

Mail Stop 7010

May 21, 2008

Via U.S. Mail and Fax (954)308-4224
Mr. Michael S. Shore
Chief Financial Officer
SMF Energy Corporation
200 West Cypress Creek Road, Suite 400
Fort Lauderdale, FL 33309

> **Re:**   **SMF Energy Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2007**
> **Filed September 28, 2007**
> **File No. 1-14488**
>
> **Form 10-Q for the period ended March 31, 2008**
> **Filed May 15, 2008**

Dear Mr. Shore:

We have reviewed your response letter dated May 2, 2008 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for fiscal year ended June 30, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

1. We note your response to our prior comment 1. Your disclosure states you believe EBITDA provides useful information to investors because it excludes transactions not related to the core cash operating business activities. Please provide more substantive disclosure regarding your reasons why you believe this non-GAAP measure is useful to investors. Further, tell us why providing a measure related to the core cash business activities is considered a performance measure and not a liquidity measure. For your reference, please see Question 8 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" (FAQ) on our website at www.sec.gov. Finally, please see Question 14 of the FAQ in regards to the naming

of your measure. The title EBITDA should only be used when it represents the common definition used.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bob Carroll at (202) 551-3362 or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Chris White

Chris White
Branch Chief